Exhibit 99.4

September 14 , 2020

Board of Directors

Computer Task Group, Incorporated

(“CTG” or the “Company”)

800 Delaware Avenue

Buffalo, NY 14209

Attn: Daniel Sullivan, Chairman of the Board

Dear Board of Directors:

We are long-term owners and seek to ensure that the companies in which we invest act with integrity and accountability for all stakeholders. Over the last year, we have communicated discrepancies, errors and suggestions to the Board and Audit Committee. Unfortunately, we have not experienced acknowledgement of error or corrective action. We believe there is a pattern of a lack of accountability at the Board level, particularly within governance and capital allocation practices. Most recently the Company issued a press release on September 10, 20201 in response to our recent letter to the Board2 with statements that illustrated this pattern:

“Our dynamic business generates solid and consistent free cash flow. In recent years, with the support of numerous CTG investors, the Company has developed a program to return excess capital to shareholders in a tax-free manner under a robust share repurchase authorization.”

●	What time period and definition of free cash flow supports the Company’s statement that its “business generates solid and consistent free cash flow”? Over the last 5 years (2015-2019), the Company has generated total cumulative free cash flow[3] of $5.1 million, with two years of negative free cash flow.
●	The Company states that its past share repurchase program has the support of numerous Company investors. We doubt any current shareholder believes the repurchases, particularly the Company’s 2018 repurchases at $8.85, benefited shareholders.
●	The Company funded a significant amount of its share repurchases with cash and borrowings, including loans against its Cash Surrender Value of Life Insurance.

The Company appears to hope that selective, acquisition-fueled, non-GAAP metrics in its communications will be enough to avoid the transparency, accountability and capital allocation and digital transformation leadership that stakeholders deserve from a Company that has spent $32 million on acquisitions since 2018 and $38.5 million on share repurchases since 2013. Our concern is that we do not see evidence that the Board acknowledges a need to meet these expectations.

We believe the Company’s quality assurance, data governance and application solutions offer the potential to generate value for stakeholders. However, without the Board acknowledging the need for improvements in capital allocation, digital transformation and governance, the next generation of investors, IT professionals and clients may pass the Company by. We expect the Board to make the necessary changes to ensure the next five years are not like the last five years for the Company’s stakeholders.

Sincerely,

/s/ Evan Wax	/s/ James Lindstrom
Evan Wax	James Lindstrom
Wax Asset Management	Assurance Global Services LLC

Important Notice: This letter does not in any way constitute a proxy solicitation, which may be undertaken only pursuant to a definitive written proxy statement or an applicable exemption from the proxy statement requirements. AGS and Wax Asset Management believe that all stockholders should make independent decisions regarding the election of directors and the other matters to be voted upon at the annual meeting.

[1]	https://investors.ctg.com/news-releases/news-release-details/ctg-outlines-strategic-initiatives-and-commitment-further
[2]	https://investors.ctg.com/static-files/ecaa5744-66ef-4bf2-8ca0-436157673bcd
[3]	Free cash flow is defined as Net cash provided by operating activities less Additions to property and equipment and Additions to capitalized software.